August 10, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (415) 477-2094

Mr. Thomas S. Olinger, Chief Financial Officer
AMB Property, L.P.
Pier 1, Bay 1
San Francisco, CA   94111

RE: AMB Property, L.P.
          File No. 001-14245
          Form 10-K for the year ended December 31, 2008

Dear Mr. Olinger:

We have reviewed your response letter dated May 4, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

Form 10-K

Note 11. Partners' Capital, page F-33

1. We have read and considered your response to comment six. Please address the following:

    - Explain what the assignment agreement is and its purpose.
    - Explain why you aggregate the operating partnership ("OP") and the REIT when discussing the redemption terms. Tell us the actual contractual terms associated with the redemption.
    - If the OP has the ability to decide cash or share settlement, tell us the mechanism the OP has to obtain REIT (parent) shares and clarify if there is a separate contractual arrangement whereby the REIT is bound to issue those shares or whether this obligation is a part of the partnership agreement.

2. Explain the redemption terms for the common units outstanding at the OP level that are in fact held by the REIT and how you have evaluated such redemption rights under EITF Topic D-98, including redemptions required by the OP in order to maintain the 1:1 ratio at the REIT/OP. Similarly advise us your consideration of the preferred units held by the REIT, in which the redemption provisions are

solely within control of the REIT as noted in your response to our prior comment seven.

3. We note your interpretation that under EITF 98-2, the REIT's shares should be treated as those of the OP. Please describe any conflict in fiduciary duties which may exist between the REIT and the OP with respect to the redemption request and the decision to settle such redemption request in cash or common shares of the REIT, and how you considered those conflicts in reaching the above conclusion. Can you explain when the REIT owns the majority of the OP units, how an action that would violate the REIT's fiduciary duties to the OP unitholders, would not also be against the REIT's own best interests?
That is, is the fiduciary concern here more with the minority interests rather than the OP interests generally?

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have any questions,

Sincerely,

Cicely LaMothe
Branch Chief